Exhibit 5.1
[COOLEY GODWARD KRONISH LETTERHEAD]
March 27, 2008
Cavium Networks, Inc.
805 East Middlefield Road
Mountain View, CA 94043
Ladies and Gentlemen:
     You have requested our opinion with respect to certain matters in connection with the filing by Cavium Networks, Inc. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 2,015,368 shares of Common Stock pursuant to the Company’s 2007 Equity Incentive Plan (the “2007 EIP Shares”).
     In connection with this opinion, we have examined the Registration Statement and related Prospectuses, the Company’s Amended and Restated Certificate of Incorporation and Bylaws, as currently in effect, the Company’s 2007 Equity Incentive Plan (the “2007 EIP”), and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.
     On the basis of the foregoing, and in reliance thereon, we are of the opinion that the 2007 EIP Shares, when sold and issued in accordance with the 2007 EIP and the Registration Statement and related Prospectuses, will be validly issued, fully paid and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).
     We consent to the filing of this opinion as an exhibit to the Registration Statement.
Sincerely,

Cooley Godward Kronish LLP
By:	/s/ Matthew B. Hemington
Matthew B. Hemington